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                                                               EXHIBIT 99.b10(a)

[VEDDER PRICE LETTERHEAD]









                                                  April 25, 1997


Kemper Investors Fund
222 South Riverside Plaza
Chicago, Illinois 60606

Ladies and Gentlemen:

        Reference is made to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A under the Securities Act of 1933 being filed by Kemper Investors Fund (the "Fund") in connection with the proposed public offering of units of beneficial interest, no par value "(Shares"), in the Blue Chip Portfolio and the Global Income Portfolio (the "Portfolios").

        We have acted as counsel to the Fund, and in such capacity are familiar with the Fund's organization and have counseled the Fund regarding various legal matters. We have examined such Fund records and other documents and certificates as we have considered necessary or appropriate for the purposes of this opinion. In our examination of such materials, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us.

        Based upon foregoing and upon the opinion dated April 25, 1997 by Ropes & Gray of Boston, Massachusetts, and assuming that the Fund's Agreement and Declaration of Trust dated January, 22, 1987, as amended December 18, 1991, April 15, 1994, January 17, 1996, March 6, 1996 and March 20, 1997, and the By-laws of the Fund adopted January 22, 1987 are presently in full force and effect and have not been amended in any respect and the the resolutions adopted by the Board of Trustees of the Fund on January 22, 1987, January 17, 1996 and March 11, 1997 relating to organizational matters, securties matters and the issuance of shares are presently in full force and effect and have not been amended in any respect, we advise you and opine that (a) the Fund is a legally orgainzed and validly existing voluntary association with transferrable shares under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of Shares in the Portfolios; and (b) upon the issuance of the Shares in accordance with the Fund's Agreement and Declaration of Trust and the receipt by the Fund of a purchase price not less than the net asset value per Share, the Shares will be legally issued and outstanding,

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[VEDDER PRICE LETTERHEAD]


Kemper Investors Fund
April 25, 1997
Page 2



fully paid and nonassessable (although shareholders of the Fund may be subject to liability under certain circumstances described in the opinion from Ropes &
Gray).

        This opinion is solely for the benefit of the Fund, the Fund's Board of Trustees and the Fund's officers and may not be relied upon by any other person without our prior written consent. We hereby consent to the use of this opinion in connection with said Post-Effective Amendment.



                                               Very truly yours,



                                               VEDDER, PRICE, KAUFMAN & KAMMHOLZ

DAS/COK/dme